Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE – INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2014

Highlights

For the second quarter of 2014, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated net income of $2.5 million and operating income of $9.6 million

•	Generated Adjusted EBITDA of $16.3 million (1)

•	Generated distributable cash flow of $8.1 million (1)

Net income in the second quarter of 2014 was affected by $1.6 million in unrealized mark to market losses on derivatives and approximately $2.2 million in transaction costs on refinancing, acquisitions and preparation for the Partnership’s June 2014 common unit offering.

In addition, the Partnership:

•	Completed the acquisitions of the companies that own the Hilda Knutsen and Torill Knutsen, two 2013 built suezmax offshore shuttle tankers on time charters with Eni Trading & Shipping S.p.A. (“Eni”) for five fixed years and with five one-year options thereafter.

•	Completed a 4,600,000 common unit offering in June 2014 raising approximately $125.7 million in net proceeds and an additional $2.7 million contribution from the Partnership’s general partner to maintain its 2% ownership in the Partnership.

•	Entered into a new time charter agreement for the Windsor Knutsen with a subsidiary of the BG group for a fixed period of two years that commences in the fourth quarter of 2015. BG has three one-year options to extend the new charter. Beginning on July 29, 2014, a subsidiary of Knutsen NYK Offshore Tankers AS (“KNOT”) has chartered the vessel at the same charter rate that would have been in effect had BG Group exercised its option to employ the Windsor Knutsen under its previous time charter.

•	Entered into new senior secured credit facilities for existing long term bank debt providing longer repayment profiles and an interest rate equal to LIBOR plus a margin of 2.125%.

On August 14, 2014, KNOT Offshore Partners paid a cash distribution of $0.4350 per unit with respect to the quarter ended June 30, 2014. This corresponds to a distribution of $1.74 per unit on an annualized basis.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Financial Results Overview

KNOT Offshore Partners reports net income of $2.5 million and operating income of $9.6 million for the second quarter of 2014, as compared to net income of $4.0 million and operating income of $7.4 million for the second quarter of 2013.

All vessels operated well throughout the second quarter of 2014 with 99.5% utilization (1.5 days offhire). Operating income increased by $2.2 million and finance expense increased by $3.6 million in the second quarter of 2014 compared to the second quarter of 2013.

In comparison to the first quarter of 2014 when the Partnership reported net income of $6.4 million, the lower net income in the second quarter of 2014 was a result of a) unrealized loss of $1.6 million on interest rate swap contracts, b) $1.8 million in costs associated with the repayment of existing debt ($1.1 million as previously capitalized loan costs were expensed, $0.3 million was paid as bank and legal fees related to the refinancing and acquisitions and compensation of $0.4 million was paid as compensation to banks for lost loan margin on repaid loans) and c) $0.4 million in costs in connection with preparation for the acquisitions of the Hilda Knutsen and Torill Knutsen and the June 2014 public offering.

In accordance with generally accepted accounting principles in the United States (“GAAP”), prior to April 16, 2013, the results of operations, cash flows and balance sheet of the Partnership have been carved out of the consolidated financial statements of KNOT. Accordingly, the Partnership’s financial statements prior to April 16, 2013 reflect allocation of certain expenses, including the mark-to-market value of interest rate swap derivatives. The realized and unrealized losses on derivatives, in the amount of $0.4 million for the second quarter of 2013 did not affect cash flow or the calculation of distributable cash flow, while the unrealized loss on derivatives for the second quarter of 2014 of $0.7 million decreased the distributable cash flow. The amount of realized and unrealized loss on derivatives for the second quarter of 2013 has been eliminated from the Partnership’s opening equity as of April 16, 2013, as none of KNOT’s interest rate swap agreements were transferred to the Partnership on completion of the Partnership’s initial public offering. The Partnership has no further obligations related to these contracts.

Acquisition

On June 30, 2014, the Partnership completed the acquisition of the ownership interests in the companies that own and operate the shuttle tankers Hilda Knutsen and Torill Knutsen from KNOT. The purchase price of the Hilda Knutsen was $166.0 million, net of $109.6 million of outstanding indebtedness related to the vessel. The purchase price of the Torill Knutsen was $169.0 million, net of $112.1 million of outstanding indebtedness related to the vessel. The Partnership funded the cash portion of the purchase prices with proceeds from the common unit offering in June 2014.

Each of the Hilda Knutsen and the Torill Knutsen is operating in the North Sea under time charters with Eni. The charters commenced upon delivery of the Hilda Knutsen and the Torill Knutsen in the third quarter of 2013 and each will terminate five years after delivery. Eni has options to extend each of the charters for up to five one-year periods. In the case of the Torill Knutsen, Eni has the option, at any time before May 31, 2016, to extend the charter term to ten years in exchange for a reduction in the hire rate.

Common unit offering

On June 27, 2014, the Partnership sold 4,600,000 common units, representing limited partner interests, in a public offering and granted the underwriters a 30-day option to purchase an additional 690,000 common units. The underwriters exercised their option to purchase an additional 640,000 common units in July 2014. In connection with the offering, the Partnership’s general partner contributed a total of $3.0 million ($2.7 million in June and $0.3 million in July) in order to maintain its 2% ownership of the Partnership.

The Partnership utilized the net proceeds from the offering and related capital contribution by the general partner to fund the cash portion of the purchase prices of the Hilda Knutsen and the Torill Knutsen and for general partnership purposes.

Refinancing

In June 2014, the Partnership entered into two new senior secured credit facilities in order to refinance its existing long term bank debt. The senior secured credit facilities consisted of a $20 million revolving credit facility and two term loans of $220 million and $140 million. Loans under the senior secured credit facilities bear interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The term loans will mature in June 2019. The term loans are repayable in 20 consecutive quarterly instalments commencing in September 2014 with a balloon payment equal to 66% of the initial loan amount due at maturity. The revolving credit facility terminates in June 2019. The loans are guaranteed by the Partnership and secured by vessel mortgages. The $220 million facility and the $20 million revolving facility were drawn in June 2014 and were used to repay $198.9 million of existing debt secured by the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen and a revolving facility and the seller credit from KNOT of $10.8 million related to the August 2013 acquisition of the Carmen Knutsen. The drawing of the new $140 million facility is expected to occur by September 30, 2014 and will replace existing bank debt of $126.2 million secured by the Fortaleza Knutsen and Recife Knutsen.

Windsor Knutsen

In April 2014, the Partnership was notified that BG Group would not exercise its option to extend the Windsor Knutsen time charter. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the omnibus agreement between KNOT and the Partnership (the “Omnibus agreement”), on July 29, 2014 KNOT entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter will be effective until the new BG Group time charter described below commences in the fourth quarter of 2015.

In June 2014, the Partnership entered into a new time charter with a subsidiary of the BG Group for the Windsor Knutsen. The hire rate for the initial term of the new charter is in line with the rate in the previous charter. The new charter has an initial term of two years. BG Group has options to extend the term of the new charter for three additional one-year periods. The new charter will commence in the fourth quarter of 2015. If all three extension options are exercised, the Windsor Knutsen will operate for BG Group until the end of 2020.

Proposed Distribution Increase

The Partnership’s management has recommended to the Board an increase in the Partnership’s quarterly cash distribution of $0.055 (corresponding to an annualized increase of $0.22) which would become effective for the distribution for the quarter ending September 30, 2014. If this recommendation is approved, it would represent an increase of 12.6% over the current quarterly distribution. Any such increase would be conditioned upon the approval of such increase by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

Financing and Liquidity

As of June 30, 2014, the Partnership had cash and cash equivalents and restricted cash of $35.1 million. Total interest bearing debt outstanding was $545.8 million. The average margin paid on the Partnership’s outstanding debt during the quarter ended June 30, 2014 was approximately 2.5% over LIBOR.

As of June 30, 2014, the Partnership had entered into various interest rate swap agreements for a total notional amount of $350.0 million to hedge against the interest rate risks of its variable rate borrowings. This includes the interest rate swap agreements of the newly acquired companies owning Hilda Knutsen and Torill Knutsen that were transferred to the Partnership in June 2014 in connection with the acquisitions.

Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate ranging from 1.25% to 1.46%.

As of June 30, 2014, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $160.7 million, based on total net interest bearing debt of approximately $545.8 million less the notional amount of its floating to fixed interest rate swaps of $350.0 million, and less cash and cash equivalents and restricted cash of $35.1 million.

As of June 30, 2014, the Partnership had the following long term debt structure:

June 30, 2014
(US $ in thousands)
$160 million Loan Facility	$126,163
$220 million Loan Facility	220,000
$20 million Revolving Credit Facility	20,000
$117 million Loan Facility	89,187
$117 million Loan Facility	90,424

Total Long-Term debt	$545,774

The Partnership’s outstanding debt of $545.8 million as of June 30, 2014 is repayable as follows:

(US $ in thousands)	Annual repayment	Balloon repayment
2014	$19,272	$—
2015	39,268	—
2016	29,118	102,425
2017	25,568	0
2018	24,337	136,500
2019	3,929	165,357

Total	$141,491	$404,283

Outlook

KNOT has entered into a contract to purchase three vessels from J. Lauritzen, of which two, the “Dan Sabia” and the “Dan Cisne”, are on long-term bareboat charters to Transpetro ending in the third quarter of 2023 and first quarter of 2024, respectively. The acquisition has been approved by the charterer. Upon consummation of the acquisition, we anticipate that the Dan Sabia and the Dan Cisne will be offered to the Partnership under the terms of the Omnibus Agreement. There can be no assurance that the Partnership will acquire such vessels from KNOT.

Under the Omnibus Agreement, the Partnership has the option to purchase the “Ingrid Knutsen” and the “Rachel Knutsen” from KNOT within 24 months of their delivery to charterers

Pursuant to the Omnibus Agreement, the Partnership also has the option to acquire from KNOT any offshore shuttle tankers that KNOT acquires or owns that are employed under charters for periods of five or more years.

The Board of Directors of the Partnership (the “Board”) believes that there are significant opportunities for growth for the Partnership, and the demand for offshore shuttle tankers will over time continue to grow based on identified projects.

The Board is pleased with the results of operations of the Partnership for the quarter ended June 30, 2014, which were consistent with expectations for the Partnership’s initial operations following the completion of its initial public offering, and is confident that the Partnership continues to be well positioned to grow its earnings and distributions.

Annual Meeting

On August 13, 2014, the Partnership held its annual meeting of limited partners and Ed Waryas, Jr. was re-elected to the Board for a four year term. In addition, on August 13, 2014, the Partnership’s general partner appointed Mr. Hiroaki Nishiyama to replace Mr. Yukuta Higurashi on the Board. Mr. Nishiyama has served as the Managing Director of NYK Energy Transport (Atlantic) Limited since April 2014. From April 1989 to August 2014, Mr. Nishiyama held various positions at Nippon Yusen Kabushiki Kaisha. Specifically, from April 2013 to March 2014, he served as Director of NYK Energy Transport (Atlantic) Limited. From April 2011 to March 2013, he served as Manager of the Air Freighter Business Group. From October 2009 to March 2011, he served as Manager of the Corporate Planning Group. From April 2004 to September 2009, he served as Manager of the LNG Group. From April 1989 to March 2004, he served for or worked in the Container Trade Management Group, NYK Line (Europe) Limited, Sales and Marketing Europe Division, and Liner Coordination Division.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of seven offshore shuttle tankers operating under long-term charters to oil majors.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, August 14, 2014 at noon (ET) to discuss the results for the second quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-866-270-1533 or 1-412-317-0797, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

August 14, 2014

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Arild Vik (+44 7581 899 777)

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three Months Ended June 30,		Three Months Ended March 31, 2014	Six Months Ended June 30,
(USD in thousands)	2014	2013		2014	2013
Time charter and bareboat revenues 1)	22,116	17,268	21,766	43,882	30,480
Loss of hire insurance recoveries	—	—	—	—	250
Other income	3	—	8	11	—
Total revenues	22,119	17,268	21,774	43,893	30,730
Vessel operating expenses	4,324	3,251	4,597	8,921	6,031
Depreciation and amortization	6,782	5,340	6,780	13,562	10,680
General and administrative expenses	1,461	1,269	1,043	2,504	3,399
Total operating expenses	12,567	9,860	12,420	24,987	20,110
Operating income	9,552	7,408	9,354	18,906	10,620
Finance income (expense):
Interest income	3	3	1	4	9
Interest expense 2)	(3,856)	(2,529)	(2,713)	(6,569)	(5,289)
Other finance expense 3)	(914)	(492)	(221)	(1,135)	(1,648)
Realized and unrealized gain (loss) on derivative instruments 4)	(2,342)	(434)	46	(2,296)	(87)
Net gain (loss) on foreign currency transactions	36	15	(24)	12	142
Total finance expense	(7,073)	(3,437)	(2,911)	(9,984)	(6,873)
Income (loss) before income taxes	2,479	3,971	6,443	8,922	3,747
Income tax benefit	18	—	(19)	(1)	(2,942)
Net income (loss)	2,497	3,971	6,424	8,921	805
Net income (loss) attributable to KNOT Offshore Partners LP Owners	2,497	3,971	6,424	8,921	805

Weighted average units outstanding (in thousands of units):
Common units	8,719	—	8,568	8,643	—
Subordinated units	8,568	—	8,568	8,568	—
General partner units	353	—	350	351	—

1)	Time charter revenue for each quarter includes a non-cash item of approximately $0.5 million in reversal of contract liability provision.
2)	Interest expense for the second quarter of 2014 includes a non-cash item of $ 1.4 million related to expensed capitalized interest costs in connection with debt repaid in the period.
3)	Other finance costs for the second quarter of 2014 include $0.4 million related to margin compensation in connection with the refinancing of the Windsor Knutsen and $0.3 million of bank and legal fees paid related to the refinancing and acquisitions.
4)	The mark to market cost related to interest rate swaps include unrealized loss of $1.6 million and $0.7 million of realized loss.

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

(USD in thousands)	At June 30, 2014	At December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	34,451	28,836
Restricted cash	691	458
Trade accounts receivable	—	—
Amounts due from related parties	44	77
Inventories	1,076	578
Derivative assets	—	248
Other current assets	4,171	1,814
Total current assets	40,433	32,011
Long-term assets:
Vessels and equipment:
Vessels	1,027,861	692,926
Less accumulated depreciation and amortization	(88,704)	(75,141)
Net property, plant, and equipment	939,157	617,785
Goodwill	6,217	5,750
Deferred debt issuance cost	2,924	2,010
Derivative asset	2,561	2,617
Total assets	991,292	660,173

LIABILITIES AND PARTNERS’ EQUITY/OWNER’S CAPITAL
Current liabilities:
Trade accounts payable	1,435	1,107
Accrued expenses	3,649	2,642
Current installments of long-term debt	38,781	29,269
Derivative liabilities	3,710	2,124
Income taxes payable	188	743
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	7,847	4,471
Amount due to related parties	3,518	163
Total current liabilities	60,646	42,037
Long-term liabilities:
Long-term debt, excluding current installments	506,993	310,359
Derivative liabilities	—	—
Contract liabilities	12,034	12,793
Deferred tax liabilities	2,124	2,141
Long-term debt from related parties	—	10,349
Other long-term liabilities	5,128	567
Total liabilities	586,925	378,246
Equity:
Partner’s capital:
Common unitholders	291,768	168,773
Subordinated unitholders	104,765	107,857
General partner interest	7,834	5,297
Total Partners’ capital	404,367	281,927
Total liabilities and equity	991,292	660,173

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in its initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain administrative and other expenses, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the combined financial statements for the year ended December 31, 2013 filed by KNOT Offshore Partners with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2014. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended June 30, 2014 (unaudited)
Net income	$2,497
Add:
Depreciation and amortization	6,782
Other non-cash items; deferred costs amortization debt	1,416
Unrealized loss from interest rate derivatives	1,642
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(3,738)
Deferred revenue	(486)

Distributable cash flow	$8,113

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended June 30, 2014 (unaudited)
Net income	$2,497
Interest income	(3)
Interest expense	3,856
Depreciation and amortization	6,782
Income tax (benefits) expense	(18)
EBITDA	13,114
Other financial items (a)	3,220

Adjusted EBITDA	$16,334

(a)	Other financial items consist of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	statements about KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.